U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of July 2006

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press release dated July 27, 2006, relating to Revision of Forecasts of Consolidated Financial Results for the Second Quarter of Fiscal Year Ending December 31, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	July 27, 2006	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Trend Micro Announces Revision of Forecasts of Consolidated Financial Results for the

Second Quarter of Fiscal Year Ending December 31, 2006

Tokyo, Japan – July 27, 2006 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced that the forecast of financial results for the second quarter of the fiscal year ending December 31, 2006, which were announced on April 25, 2006, has been revised as set forth below:

1.	Revision of forecast of financial results for the second quarter of FY2006 (U.S. GAAP)
(April 1, 2006 to June 30, 2006)

	(in millions of yen)
	Net Sales	Operating Income	Net Income
Forecast previously published (A)	20,000	6,000	3,250
Revision made (B)	19,900	5,100	2,750
Difference (B-A)	-100	-900	-500
Ratio of increase or decrease	-0.5%	-15.0%	-15.4%

2.	Reason for Revision

    The Company has changed deferred revenue recognition of its consumer business in both U.S. and Japan since the second quarter ending June 30th, and this change has been reflected retroactively since the beginning of fiscal year 2006. Mainly because of this, a total of around 1 billion yen of revenues for the first half of FY2006 would be transferred from Net Sales to Deferred revenues on the balance sheet. However, the costs associated with these sales will remain in the second quarter profit and loss account, resulting in a negative impact on the quarterly profit forecasts. The deferred revenue balance at the end of the quarter is expected to be 39.7 billion Yen.

    As a result of this revision, compared to the previous forecast, there is a decrease of 0.5% in Net Sales and a decrease of 15.0% and 15.4% in Operating Income and Net Income, respectively.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

• Difficulties in addressing new virus and other computer security problems

• Timing of new product introductions and lack of market acceptance for our new products

• The level of continuing demand for, and timing of sales of, our existing products

• Rapid technological change within the antivirus software industry

• Changes in customer needs for antivirus software

• Existing products and new product introductions by our competitors and the pricing of those products

• Declining prices for products and services

• The effect of future acquisitions on our financial condition and results of operations

• The effect of adverse economic trends on our principal markets

• The effect of foreign exchange fluctuations on our results of operations

• An increase in the incidence of product returns

• The potential lack of attractive investment targets and

• Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp